Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of July 29, 2026, by and among B&R Technology Sponsor LLC (Cayman), Authentic Holders, LLC, Authentic Founders, LLC, Steven Fletcher and Alex Vieux (together, the "Parties").

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value, of B&R Technology Merger Corp, as of July 29, 2026, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

Date: July 29, 2026

B&R Technology Sponsor LLC (Cayman)
By: Steven Fletcher., its managing member

By:	/s/Steven Fletcher
Name:	Steven Fletcher,
Title:	Authorized Person

Date: July 29, 2026

By:	/s/ Steven Fletcher
	Steven Fletcher

Date: July 29, 2026

Authentic Holders, LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	Authorized Person

July 29, 2026

Authentic Founders, LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	Authorized Person

July 29, 2026

By:	/s/ Alex Vieux
Name:	Alex Vieux